Rivus Bond Fund
113 King Street
Armonk, NY 10504
July 2, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Attn.: James E. O’Connor, Attorney/Adviser
100 F Stree, N.E.
Washington, D.C. 20549

Re:	Rivus Bond Fund (File Nos. 333-156953 and 811-02201) Request for Acceleration of Effective Date
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Rivus Bond Fund (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) declare the Registrant’s Registration Statement on Form N-2 effective at 5:30 p.m. Eastern Time on Monday, July 6, 2009, or as soon as practicable thereafter.
          You may direct any questions or comments concerning this request to Joseph V. Del Raso, Esq. of Pepper Hamilton LLP (215) 981-4506 or, in his absence, to John P. Falco at (215) 981-4659.

RIVUS BOND FUND
By:	/s/ Leonard I. Chubinsky
Leonard I. Chubinsky
Secretary